September 27, 2007

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Jeffrey P. Riedler, Assistant Director

Sebastian Gomez Abero, Attorney-Advisor

Re:                             Biomira Corporation

Registration Statement on Form S-4

Filed September 12, 2007

File No. 333-145995

Dear Mr. Riedler:

Biomira Corporation (the “Company”) submits this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated September 14, 2007 (the “Comment Letter”) relating to the above-referenced filing.  For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.

The Arrangement

Proposal

Reverse Stock Split, pages 41-42

1.              We note that the exchange of common shares of Biomira for a lesser number of shares of Biomira US common stock will result in an effective reverse stock split of 6:1 for holders of Biomira common shares.  The reverse stock split will also have the effect of increasing the number of Biomira US’s authorized but unissued shares of common stock.  Please revise your disclosure to describe any plans, arrangements or undertakings to issue shares of common stock newly available as a result of the reverse stock split.  If you have not such plans, arrangements or understandings, please revise your disclosure to state so.

The Company has included additional disclosure in Amendment No. 1 of Form S-4 in response to the Staff’s comments on page 42.  We note, on a supplemental basis, that the Company does not have any plans to effect the reverse stock split unless the arrangement or reincorporation is completed.

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We appreciate the Staff’s comments and request that the Staff contact the undersigned at (425) 450-0370, or Robert Kornegay of Wilson Sonsini Goodrich & Rosati at (650) 493-9300, with any comments regarding this letter.  Thank you for your assistance.

Respectfully submitted,

Biomira Corporation

\s\ Robert L. Kirkman, M.D.
Robert L. Kirkman, M.D.
President, Chief Executive Officer and Director

cc:	Edward A Taylor, CFO and Vice President of Finance
Biomira Corporation

Patrick J. Schultheis, Esq.
Robert F. Kornegay, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation